SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

                                CONSOLIDATED FORM
 MANAGEMENT AND RELATED PERSONS' NEGOTIATION OF SECURITIES ISSUED BY THE COMPANY
                     ARTICLE 11 - CVM INSTRUCTION # 358/2002

In December 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:


-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED              ( X )                     ( )               ( )                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                 COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                       5,842         0.00000462        0.00000154
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   14,433         0.00000571        0.00000380
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                       5,842         0.00000462        0.00000154
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   14,433         0.00000571        0.00000380
-------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED               ( )                     ( X )              ( )                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                  COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                      100,306        0.00007933        0.000026452
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   141,228        0.00005587        0.000037243
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                      100,306        0.00007933       0.000026452
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   141,228        0.00005587       0.000037243
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED               ( )                      ( )               (X)                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                  COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                       4,146         0.00000327        0.000001093
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                    9,601         0.0000379         0.000002531
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                       4,146         0.00000327        0.000001093
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                    9,601         0.00000379        0.000002531
-------------------------------------------------------------------------------------------------------------------------


(1)   ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.


NOTE: THESE CONSOLIDATED DATA MUST HAVE INFORMATION BY GROUP:  DIRECTORS, MANAGEMENT (WHICH HAVE NOT BEEN INCLUDED IN THE
      BOARD OF DIRECTORS), AMONG OTHERS.


SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Tele Centro Oeste Cellular Holding Company


Date: January 8, 2003                 By: /S/ MARIO CESAR PEREIRA DE ARAUJO
                                         ---------------------------------------
                                         Name:    Mario Cesar Pereira de Araujo
                                         Title:   President